Exhibit (a)(5)(H)

Daniel Sadeh, Esq.

HALPER SADEH LLP

667 Madison Avenue, 5th Floor

New York, NY 10065

Telephone: (212) 763-0060

Facsimile: (646) 776-2600

Email: sadeh@halpersadeh.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF NEW YORK

SCOTT CRUM,	Case No:

Plaintiff, v.	JURY TRIAL DEMANDED

AKCEA THERAPEUTICS, INC., B. LYNNE PARSHALL, ELAINE HOCHBERG, JOSEPH KLEIN, III, DAMIEN MCDEVITT, AMBER SALZMAN, SANDFORD D. SMITH, MICHAEL J. YANG, and BARBARA YANNI,

Defendants.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Plaintiff Scott Crum (“Plaintiff”), by Plaintiff’s undersigned attorneys, for Plaintiff’s complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff’s own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff’s attorneys.

NATURE OF THE ACTION

1.    This is an action against Akcea Therapeutics, Inc. (“Akcea” or the “Company”) and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”),

15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a), and Rule 14d-9 promulgated thereunder by the SEC, 17 C.F.R. § 240.14d-9, in connection with the proposed acquisition (the “Proposed Transaction”) of Akcea by Avalanche Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Ionis Pharmaceuticals, Inc. (“Ionis”).

JURISDICTION AND VENUE

2.    The claims asserted herein arise under and pursuant to Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act (15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a)) and Rule 14d-9 promulgated thereunder by the SEC (17 C.F.R. § 240.14d-9).

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

4.    Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)) as a substantial portion of the transactions and wrongs complained of herein had an effect in this District, the alleged misstatements entered and the subsequent damages occurred in this District, and the Company conducts business in New York.1

5.    In connection with the acts, conduct and other wrongs alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6. Plaintiff is, and has been at all relevant times hereto, an owner of Akcea common stock.

[1]

For example, the Company reportedly participated in conferences in New York City in 2019. See Akcea Therapeutics, Events and Presentations, https://ir.akceatx.com/events-and- presentations#past:2020:10 (last visited Oct. 2, 2020).

7.    Defendant Akcea is a biopharmaceutical company that focuses on developing and commercializing medicines to treat patients with serious and rare diseases in the United States and internationally. The Company is incorporated in Delaware. The Company’s common stock trades on the Nasdaq Global Select Market (the “Nasdaq”) under the ticker symbol, “AKCA.”

8.    Defendant B. Lynne Parshall (“Parshall”) is Chairman of the Board of the Company. Defendant Parshall has served as a director of the Company since 2015. Defendant Parshall has been a director of Ionis since September 2000. She has served as Senior Strategic Advisor to Ionis since January 2018, and was previously Ionis’s Chief Operating Officer from December 2007 to January 2018.

9.    Defendant Elaine Hochberg (“Hochberg”) has been a director of the Company since March 2017.

10.    Defendant Joseph Klein, III (“Klein”) has been a director of the Company since September 2019. Defendant Klein has also been a director of Ionis since 2005.

11.    Defendant Damien McDevitt (“McDevitt”) has been the Company’s Chief Executive Officer (“CEO”) since March 2020 and a director of the Company since October 2018. Defendant McDevitt previously served as Ionis’s Chief Business Officer and was a member of Ionis’s executive leadership team.

12.    Defendant Amber Salzman (“Salzman”) has been a director of the Company since February 2020.

13.    Defendant Sandford D. Smith (“Smith”) has been a director of the Company since March 2017.

14.    Defendant Michael J. Yang (“Yang”) has been a director of the Company since September 2019.

15.    Defendant Barbara Yanni (“Yanni”) has been a director of the Company since December 2019.

16.    Defendants Parshall, Hochberg, Klein, McDevitt, Salzman, Smith, Yang, and Yanni are collectively referred to herein as the “Individual Defendants.”

17.    Defendants Akcea and the Individual Defendants are collectively referred to herein as the “Defendants.”

OTHER RELVANT ENTITIES

18.    Ionis bills itself as a “leader in RNA-targeted drug discovery and development, [having] created an efficient, broadly applicable, drug discovery platform called antisense technology that can treat diseases where no other therapeutic approaches have proven effective.” Ionis is a Delaware corporation with principal executive offices located in Carlsbad, California. As of September 8, 2020, Ionis and its affiliates collectively beneficially owned approximately 76% of Akcea’s outstanding shares. Ionis’s stock trades on the Nasdaq under the ticker symbol, “IONS.”

SUBSTANTIVE ALLEGATIONS

A.	Company Background

19.    Akcea, a majority-owned affiliate of Ionis, is a biopharmaceutical company focused on developing and commercializing medicines to treat patients with serious and rare diseases.

20.    In 2014, Ionis formed the Company as a wholly-owned subsidiary. The Company was created “to develop and commercialize drugs for the treatment of lipid disorders.” See Solicitation Statement at 20.

21.    In December 2015, the Company entered into an agreement with Ionis, pursuant to which Ionis granted exclusive rights to the Company to develop and commercialize certain of Ionis’s product candidates for the treatment of lipid disorders. Id.

22.    In 2017, the Company completed its initial public offering. Id. Ionis has retained a majority ownership in the Company and the Company has engaged in various transactions with Ionis. Id. Throughout the years, Ionis directors have served on the Board of the Company. Id. Defendants Parshall and Klein currently serve on Ionis’s Board as well as the Company’s Board. In addition, Ionis’s current CEO is a Board observer on the Company’s Board. Id.

23.    Akcea has a portfolio of antisense medicines on the market and in development that it has licensed from Ionis. According to Akcea, all of its medicines are based on Ionis’s antisense technology platform. Akcea’s medicines in development use Ionis’ advanced LIgand Conjugated Antisense, or LICA, technology, which purportedly enhances the effective uptake and activity of these medicines in particular tissues.

24. Akcea is commercializing its approved therapies, TEGSEDI and WAYLIVRA.

25.    TEGSEDI is indicated to treat adults with the polyneuropathy caused by hereditary transthyretin-mediated amyloidosis, or hATTR amyloidosis, and has been approved and launched in the United States, the European Union, Canada, as well as approved in Brazil.

26.    WAYLIVRA is indicated as an adjunct to diet to treat adult patients with genetically confirmed familial chylomicronemia syndrome, or FCS, who are at high risk for pancreatitis, for whom response to diet and triglyceride lowering therapy have been inadequate. WAYLIVRA has been approved and launched in the E.U. A Marketing Authorization Application was submitted to ANVISA in Brazil through PTC Therapeutics, for WAYLIVRA.

27.    Akcea is also advancing a mature pipeline of novel medicines with the potential to treat multiple diseases. The pipeline includes two medicines in Phase 3 clinical trials, AKCEA- APO(a)-LRX which is partnered with Novartis Pharma AG, and AKCEA-TTR-LRX. Akcea has two additional medicines that have each completed a Phase 2 study, AKCEA-ANGPTL3-LRX, which is partnered with Pfizer, Inc., and AKCEA-APOCIII-LRX.

28.    In 2020, Akcea reported promising financial results and prospects.

29.    On May 5, 2020, Akcea issued a press release announcing its first quarter 2020 financial results. For the quarter, Akcea reported $15 million in product sales from TEGSEDI and WAYLIVRA as compared to $7 million for the same period in 2019. Defendant McDevitt touted the Company’s “strong position” to execute on its strategic priorities, including developing and commercializing medicines for serious and rare diseases. The press release states, in pertinent part:

“This has been an exciting quarter with significant progress made across the company,” said Damien McDevitt, chief executive officer of Akcea. “With the two positive data readouts for AKCEA-ANGPTL3-LRX, which we are now referring to as vupanorsen, and AKCEA-APOCIII-LRX, and additions to our leadership team and board of directors, we have a solid foundation for the future. We are focused on the development and commercialization of medicines for serious and rare diseases, and are committed to bringing products to the rare disease patient community by utilizing a range of solutions to ensure the broadest reach. We generated $15 million in product sales from TEGSEDI and WAYLIVRA in the first quarter, as we continue to expand the number of countries where our products are commercially available, and ended the quarter with $421 million in cash, cash equivalents and short-term investments, putting us in a very strong position to execute on our strategic priorities in 2020 and beyond.”

30.    On August 4, 2020, Akcea issued a press release announcing its second quarter 2020 financial results. For the quarter, Akcea reported $16 million in net product revenues, an increase of 66% year-over-year. Defendant McDevitt noted the Company was experiencing consistent revenue growth with TEGSEDI and WAYLIVRA, and that the Company continued to build its management team with the addition of several key leaders as the Company focused on executing on commercial launches and expanding Akcea’s pipeline. Akcea’s Chief Financial Officer Michael Price noted the Company remained in a strong financial position to execute its strategic priorities going forward. The press release states, in pertinent part:

“We achieved important commercial milestones during the second quarter and continued to see consistent revenue growth with both TEGSEDI and WAYLIVRA,” said Damien McDevitt, chief executive officer of Akcea. “We also continued to enhance and build upon the strength of our management team with the addition of several key leaders. We now have a full team in place and look forward to their many contributions as we move the company forward. Our focus remains on executing on our commercial launches, expanding our pipeline, and delivering our robust portfolio of medicines to patients living with serious and rare diseases.”

“In the second quarter, we achieved commercial product revenues of $16 million from TEGSEDI and WAYLIVRA, an increase of 66% from the prior year quarter, and an increase of 8% from the first quarter 2020,” said Michael Price, chief financial officer of Akcea. “We remain well capitalized with $390 million in cash and short-term investments as of the end of June, putting us in a strong financial position to execute on our strategic priorities going forward.”

B.	Background of the Sales Process Leading up to the Proposed Transaction

31.    In April 2019, the Board decided to explore alternative business strategies for the Company and engaged Cowen and Company, LLC (“Cowen”) as its exclusive financial advisor. See Solicitation Statement at 21.

32.    In April and May 2019, at the direction of the Company’s Board and management, Cowen representatives contacted eleven (11) potential counterparties regarding a strategic transaction. Id. at 21. Two companies, including Party A, entered into confidential disclosure agreements with the Company. Id.

33.    On June 10, 2019, Party A submitted a proposal to acquire 100% of the Company’s outstanding common stock for $23.50 per share (the “Party A Proposal”). Id. at 21. The Board “ultimately rejected the Party A Proposal as providing insufficient consideration to the Company’s stockholders[.]” Id. The Company did not pursue additional outreach concerning a potential sale but instead continued to explore partnering and other strategic transactions. Id.

34.    On September 18, 2019, “the Company’s chief executive officer, president and chief operating officer terminat[ed] their employment with the Company, and the Company’s chief executive officer and president resigned their positions on the Board.” Id. at 21.

35.    On September 19, 2019, the Company appointed Defendant McDevitt (a director of the Company since October 2018) as interim CEO. Id. at 21. Prior to such time, Defendant McDevitt “served as chief business officer of Ionis.” Id. at 21.

36.    In January 2020, the Company terminated Cowen’s engagement as its exclusive financial advisor to explore alternative business strategies for the Company. Id. at 22.

37.    On May 28, 2020, the Board held a meeting during which, among other matters, it “discussed management’s perspectives on a potential long-range plan for the Company.” Id. at 22.

38.    On July 10, 2020, the Board received a letter from Ionis (the “Initial Letter”) stating that Ionis was considering a potential transaction to acquire the outstanding shares of Akcea not owned by Ionis (the “Potential Transaction”). Id. at 22.

39.    On July 11, 2020, the Board convened to discuss the Initial Letter and determined to refer the matter to the Company’s Affiliate Transactions Committee (the “Committee”), which consisted of Defendant Yanni and Defendant Smith at the time. Id. at 22-23. The Board also discussed the potential addition of a third member. Id. at 23. The Committee was empowered to review, analyze, evaluate and negotiate the terms of a Potential Transaction, to determine whether a Potential Transaction is in the best interests of the Company and its minority stockholders, to select and engage advisors at the cost of the Company, and to obtain assistance from and direct the actions of the Company’s officer, employees and agents as the Affiliate Transactions Committee deems necessary or appropriate. The Affiliate Transactions Committee charter also specified that the Board would not approve or recommend a Potential Transaction without a prior favorable recommendation by the Affiliate Transactions Committee.

Id. at 23.

40.    That same day, July 11, the Committee discussed Cowen’s prior work and relationship with the Company and selected Cowen to serve as the Committee’s exclusive financial advisor. Id. at 23. On July 13, 2020, the Committee resolved to pursue the retention of Cowen as its exclusive financial advisor in connection with the Potential Transaction. Id.

41.    On July 16, 2020, the Board appointed Defendant Salzman to the Committee. Id. at 23.

42.    On July 24, 2020, the Committee engaged ClearView Healthcare Partners (“ClearView”) to assist with the development of the August Projections in conjunction with the Committee and Company management. Id. at 24.

43.    On August 12, 2020, the Committee formally engaged Cowen as its exclusive financial advisor in connection with the Potential Transaction. Id.

44.    On August 18, 2020, the Committee, “after considering the guidance of ClearView and management, finalized the August Projections and directed Cowen to use the August Projections for its valuation analysis.” Id. at 24.

45.    On August 19, 2020, Ionis delivered to the Committee a confidential, non-binding proposal for $16.00 per share in cash, not stock (the “Initial Proposal”). Id. at 24.

46.    On August 21, 2020, the Committee resolved to establish a sub-committee (the “Sub-Committee”) comprised of Defendant Yanni and Defendant Salzman to consider the risks and benefits to the Company’s minority stockholders of losing a pending derivative claim as part of the New Delaware Litigation as a component of value that the minority stockholders would retain if the Company declined to engage in an acquisition transaction with Ionis. Id. at 24. Defendant Smith was purportedly not included in the Sub-Committee because he was named as a defendant in the pending derivative litigation. Id. at 24.

47.    On August 25, 2020, Ionis submitted a revised, non-binding proposal of $17.00 per share (the “First Revised Proposal”). Id. at 26.

48.    The next day, the Committee directed Cowen to communicate a counterproposal of $18.50 per share. Id. at 26.

49.    On August 27, 2020, Ionis submitted a revised, non-binding proposal of $17.75 per share (the “Second Revised Proposal”). Id. at 26.

50.    On August 28, 2020, the Sub-Committee held a meeting to discuss the effect of the New Delaware Litigation and derivative claim on a potential cash buyout of the Company by Ionis, and concluded that “the opportunity to preserve the claim was ultimately not material to the Sub-Committee’s overall consideration of whether or not to accept an offer from Ionis in the range that Ionis had been proposing.” Id. at 27. Subsequently, the Committee authorized Cowen to communicate it was willing to pursue a signing over the upcoming weekend if Ionis was willing to accept an offer price of $18.25 per share. Id.

51.    That same day, after discussion between Ionis’s and the Committee’s financial advisors, the Committee agreed to proceed with Ionis based on a price of $18.15 per share. Id.

52.    On August 30, 2020, the Company and Ionis ultimately executed a merger agreement. Id. at 28.

53.    On August 31, 2020, Akcea and Ionis announced that they had entered into a definitive agreement pursuant to which Ionis would acquire all of the outstanding shares of Akcea common stock it did not already own, approximately 24% of Akcea, for $18.15 per share in cash. The press release states, in pertinent part:

Ionis Pharmaceuticals to acquire remaining stake in Akcea Therapeutics

-    Ionis to acquire remaining 24% of common stock of Akcea it does not already own for $18.15 per share in cash

-    Transaction drives efficiencies, enhances capabilities and further strengthens Ionis’ financial position

-    Transaction is a key step in the evolution of Ionis’ business strategy

NEWS PROVIDED BY

Ionis Pharmaceuticals, Inc.; Akcea Therapeutics, Inc.

Aug 31, 2020, 06:55 ET

CARLSBAD, Calif. And BOSTON, Aug. 31, 2020 /PRNewswire/ – Ionis Pharmaceuticals, Inc. (NASDAQ: IONS) and its affiliate Akcea Therapeutics, Inc. (NASDAQ: AKCA) today announced that they have entered into a definitive agreement under which Ionis will acquire all of the outstanding shares of Akcea common stock it does not already own, approximately 24%, for $18.15 per share in cash. This corresponds to a total transaction value of approximately $500 million on a fully diluted basis. The transaction has been approved by the Ionis and Akcea Boards of Directors, and by the independent Affiliate Transactions Committee of Akcea’s Board of Directors. Akcea’s Board of Directors has recommended to shareholders of Akcea that they tender their shares into the tender offer.

“This acquisition is another step forward in Ionis’ evolution and creates a stronger, more efficient organization to the benefit of all stakeholders,” said Brett Monia, Chief Executive Officer of Ionis. “We believe becoming one company – with one vision and one set of strategic priorities, led by one team – will deliver significant strategic value, enhancing the future success of our company, accelerating our next phase of growth and positioning us to most effectively deliver our medicines to patients. Following the completion of the transaction, Ionis will retain more value from Akcea’s rich pipeline and commercial products, further strengthening our financial position and supporting continued investments in our future.”

“Akcea values the skills, experience and expertise of our teams and I am proud of what we’ve accomplished in developing and delivering transformational medicines to patients,” said Damien McDevitt, Chief Executive Officer of Akcea. “This acquisition by Ionis is a testament to the achievements of the Akcea team.”

“This transaction delivers immediate and certain value with a premium to Akcea shareholders,” said Barbara Yanni, Chair of the Akcea Affiliate Transactions Committee. “Our close collaboration with Ionis has been key to enabling the launch of two commercial antisense medicines in just two years as well as advancing a late-stage pipeline and securing important partnerships.”

SIGNIFICANT FINANCIAL BENEFITS

This transaction also further strengthens Ionis’ financial position:

•	Ionis will realize more financial upside from Akcea’s rich pipeline and commercial products.

•

Ionis will gain full access to Akcea’s significant cash on hand of approximately $390 million as of June 30, 2020 and future cash flows to further invest in the Company’s future and further support Ionis’ capital allocation strategy.

•	Ionis will achieve meaningful cost synergies.

TERMS OF THE AGREEMENT

Under the terms of the agreement, Ionis will commence a tender offer for all outstanding shares of Akcea common stock not already owned by Ionis at a price of $18.15 per share in cash. The closing of the tender offer will be subject to a majority of Akcea’s shares not already owned by Ionis, its affiliates or their respective directors and executive officers being tendered in the tender offer.

Promptly following the completion of the tender offer, Ionis will acquire all remaining shares of Akcea common stock at the same price of $18.15 per share in cash through a second-step merger. Ionis and Akcea expect to complete the transaction in the fourth quarter of 2020, subject to other customary closing conditions.

Ionis expects to fund the acquisition through existing cash resources. The transaction is not subject to any financing condition.

ADVISORS

Goldman Sachs & Co. LLC and Stifel, Nicolaus & Company, Incorporated are serving as financial advisors to Ionis, and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel to Ionis. Cowen is serving as financial advisor to the Affiliate Transactions Committee of Akcea’s Board of Directors, and Ropes & Gray LLP is serving as legal counsel to the Affiliate Transactions Committee of Akcea’s Board of Directors.

ABOUT IONIS PHARMACEUTICALS, INC.

As the leader in RNA-targeted drug discovery and development, Ionis has created an efficient, broadly applicable, drug discovery platform called antisense technology that can treat diseases where no other therapeutic approaches have proven effective. Our drug discovery platform has served as a springboard for actionable promise and realized hope for patients with unmet needs. We created the first and only approved treatment for children and adults with spinal muscular atrophy as well as the world’s first RNA-targeted therapeutic approved for the treatment of polyneuropathy in adults with hereditary transthyretin amyloidosis. Our sights are set on all the patients we have yet to reach with a pipeline of more than 40 novel medicines designed to potentially treat a broad range of diseases, including neurological, cardio-renal, metabolic, infectious, and pulmonary diseases.

To learn more about Ionis visit www.ionispharma.com or follow us on twitter @ionispharma.

ABOUT AKCEA THERAPEUTICS, INC.

Akcea Therapeutics, Inc., a majority-owned affiliate of Ionis Pharmaceuticals, Inc. (NASDAQ: IONS), is a biopharmaceutical company focused on developing and commercializing medicines to treat patients with serious and rare diseases. Akcea is commercializing TEGSEDI® (inotersen) and WAYLIVRA® (volanesorsen), as well as advancing a mature pipeline of novel medicines, including AKCEA-APO(a)-LRX, vupanorsen (AKCEA-ANGPTL3-LRX), AKCEA-APOCIII-LRX, and AKCEA-TTR-LRX, with the potential to treat multiple diseases. All six medicines were discovered by Ionis, a leader in antisense therapeutics, and are based on Ionis’ proprietary antisense technology. TEGSEDI is approved in the U.S., E.U., Canada and Brazil, and WAYLIVRA is approved in the E.U. Akcea is headquartered in Boston, Massachusetts, and is building the infrastructure to commercialize its medicines globally. Additional information about Akcea is available at www.akceatx.com and you can follow the Company on twitter at @akceatx.

54.    On September 14, 2020, the Company filed a Schedule 14D-9 Solicitation/Recommendation Statement under Section 14(d)(4) of the Exchange Act (the “Solicitation Statement”) with the SEC in connection with the Proposed Transaction.

C.	The Solicitation Statement Contains Materially False and Misleading Statements and Omissions

55.    The Solicitation Statement, which recommends that Akcea shareholders tender their shares to Merger Sub in connection with the Proposed Transaction, omits and/or misrepresents material information concerning: (i) the sales process leading up to the Proposed Transaction; (ii) the Company’s financial projections; (iii) the financial analyses performed by the Committee’s financial advisor, Cowen, in connection with its fairness opinion; (iv) potential conflicts of interest involving the Company’s advisors; and (v) potential conflicts of interest involving Company insiders.

56.    The omission of the material information (referenced below) renders the following sections of the Solicitation Statement false and misleading, among others: (i) Background of the Offer and the Merger; (ii) Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger; (iii) Certain Prospective Financial Information; and (iv) Opinion of Cowen and Company, LLC, Financial Advisor to the Affiliate Transactions Committee.

57.    The tender offer in connection with the Proposed Transaction is set to expire at one minute after 11:59 p.m. Eastern Time on October 9, 2020 (the “Expiration Date”). It is imperative that the material information that was omitted from the Solicitation Statement be disclosed to the Company’s shareholders prior to the Expiration Date to enable them to make an informed decision as to whether to tender their shares. Plaintiff may seek to enjoin Defendants from closing the tender offer or the Proposed Transaction unless and until the material misstatements and omissions (referenced below) are remedied. In the event the Proposed Transaction is consummated, Plaintiff may seek to recover damages resulting from Defendants’ misconduct.

1. Material Omissions Concerning the Sales Process Leading up to the Proposed Transaction

58.    The Solicitation Statement omits material information concerning the sales process leading up to the Proposed Transaction.

59.    The Solicitation Statement provides that Ionis’s current CEO is a “Board observer” on the Company’s Board.

60.    But the Solicitation Statement fails to disclose which Board, Committee, and Sub-Committee meetings Ionis’s CEO attended, and Ionis’s CEO’s input during those meetings.

61.    The Solicitation Statement provides that the Company entered into confidential disclosure agreements with various counterparties:

In April and May 2019, at the direction of the Board and management of the Company, representatives of Cowen contacted eleven potential counterparties regarding a strategic transaction. Two of these companies, each a large, multi- national pharmaceutical company, entered into confidential disclosure agreements with the Company, including a company referred to in this section as Party A.

62.    The Solicitation Statement, however, fails to disclose the terms of all confidential disclosure agreements, including whether such agreements contained standstill provisions with “don’t ask, don’t waive” (DADW) provisions (including their time of enforcement) that would preclude interested parties from making superior offers for the Company.

63.    Without this information, Akcea shareholders may have the mistaken belief that potential buyers are or were permitted to submit superior proposals for the Company, when in fact they are or were contractually prohibited from doing so. This information is material because a reasonable Akcea shareholder would want to know, prior to tendering their shares in connection with the Proposed Transaction, whether other potential buyers are or were foreclosed from submitting a superior proposal.

64.    The Solicitation Statement provides that the Board engaged Cowen as its exclusive financial advisor during the Company’s sales process in 2019.

65.    The Solicitation Statement fails to disclose the reasons the Committee did not retain a financial advisor other than Cowen in light of the fact that Cowen was previously retained by the Individual Defendants in April 2019.

66.    The Solicitation Statement provides that the Sub-Committee determined that the opportunity to preserve the claim in the New Delaware Litigation was not material to its determination of whether or not to accept an offer from Ionis in the range that Ionis had been proposing.

67.    The Solicitation Statement fails to disclose whether the Committee attempted to negotiate any additional consideration from Ionis for the potential value of the New Delaware Litigation.

68.    The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

2.	Material Omissions Concerning the Company’s Financial Projections

69.    The Solicitation Statement omits material information concerning the Company’s financial projections.

70.    The Solicitation Statement provides the following concerning the May Projections and August Projections:

At a meeting held on May 28, 2020, the Company’s management presented to the Board certain financial projections for the Company for the fiscal years 2020-2029 (the “May Projections”). . . .The May Projections were not adjusted for the probability of success of, among other things, obtaining regulatory approvals and meeting anticipated launch dates for the Company’s pipeline products, earning payments from partners, including royalties on such pipeline products, earning the target pricing of sales of approved products, or negotiating favorable profit sharing arrangements with respect to milestone income, royalties or other profits payable under licenses from Ionis for certain pipeline products.

*        *        *

In July and August of 2020, the Affiliate Transactions Committee, with the assistance of the Company’s management team and ClearView, developed long- range probability-adjusted financial projections (the “August Projections”) In contrast to the May Projections, the August Projections incorporated the latest assumptions on the development plans, cost and timing, as well as a current analysis of the competitive environment in the commercial forecasts of the Company’s product candidates. The August projections were also extended over a longer time period through to loss of exclusivity (as compared to the ten year forecast included in the May Projections). Furthermore, the August Projections were adjusted for the probability of success of, among other things, obtaining regulatory approvals and meeting anticipated launch dates for the Company’s pipeline products, earning payments from partners, including royalties on such pipeline products, earning the target pricing of sales of approved products, and negotiating favorable profit sharing arrangements with respect to milestone income, royalties or other profits payable under licenses from Ionis for certain pipeline products.

See Solicitation Statement at 40-41 (emphasis in original).

71.    Yet the Solicitation Statement fails to quantify the “latest assumptions” underlying the projections, including “the development plans, cost and timing, as well as a current analysis of the competitive environment in the commercial forecasts of the Company’s product candidates.”

72.    The Solicitation Statement further fails to disclose the unadjusted projections for all items in the August Projections (without adjusting for the probability of success of the various factors mentioned above) so shareholders can properly assess and determine the financial impact that the Company’s adjustments had on the August Projections, as well as compare it to the May Projections which were not adjusted.

73.    The disclosure of this information is material because it would provide the Company’s shareholders with a basis to project the future financial performance of the Company and would allow shareholders to better understand the financial analyses performed by the Company’s financial advisor in support of its fairness opinion. Shareholders cannot hope to replicate management’s inside view of the future prospects of the Company. Without such information, which is uniquely possessed by Defendant(s) and the Company’s financial advisor, the Company’s shareholders are unable to determine how much weight, if any, to place on the Company’s financial advisor’s fairness opinion in determining whether to tender their shares in connection with the Proposed Transaction.

74.    The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

3.	Material Omissions Concerning the Financial Advisor’s Analyses

75.    In connection with the Proposed Transaction, the Solicitation Statement omits material information concerning analyses performed by Cowen.

76.    With respect to Cowen’s “Analysis of Selected Publicly Traded Companies” and “Analysis of Selected Transactions,” the Solicitation Statement fails to disclose the individual multiples and financial metrics for each of the companies and transactions analyzed.

77.    The valuation methods, underlying assumptions, and key inputs used by Cowen in rendering its purported fairness opinion must be fairly disclosed to the Company’s shareholders. The description of Cowen’s fairness opinion and analyses, however, fails to include key inputs and assumptions underlying those analyses. Without the information described above, the Company’s shareholders are unable to fully understand Cowen’s fairness opinion and analyses, and are thus unable to determine how much weight, if any, to place on them in determining whether to tender their shares in connection with the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

4.	Material Omissions Concerning Potential Conflicts of Interest Involving the Company’s Advisors

78.    The Solicitation Statement omits material information concerning potential conflicts of interest involving the Company’s advisors.

79.    On July 24, 2020, the Committee engaged ClearView to develop financial projections for the Company.

80.    The Solicitation Statement, however, fails to disclose the terms of ClearView’s engagement, including: (1) the amount of compensation ClearView has received or will receive in connection with its engagement; (2) the amount of ClearView’s compensation that is contingent upon the consummation of the Proposed Transaction; (3) whether ClearView has performed services to any party to the merger agreement or their affiliates, including disclosure of the timing and nature of such services and the amount of compensation received by ClearView.

81.    The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

5.	Material Omissions Concerning Potential Conflicts of Interest Involving the Company’s Insiders

82.    The Solicitation Statement omits material information concerning potential conflicts of interest involving the Company’s insiders.

83.    The Solicitation Statement sets forth the following:

It is possible that Akcea employees, including the executive officers, will enter into new compensation arrangements with Ionis or its subsidiaries (other than Akcea and its subsidiaries). Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Ionis or retention awards. As of the date of this Schedule 14D-9, no such compensation arrangements have been established. Any such arrangements with Akcea’s employees are currently expected to be entered into after the completion of the Offer and the Merger, if at all.

See Solicitation Statement at 17.

84.    The Solicitation Statement, however, fails to disclose the details of all employment- related discussions and negotiations that occurred between Akcea and Ionis executive officers and directors, including the parties to such communications, when they occurred, and the content discussed/communicated. The Solicitation Statement further fails to disclose whether any of Ionis’s prior proposals or indications of interest discussed management retention or board membership in the combined company.

85.    Any communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to shareholders. This information is necessary for shareholders to understand potential conflicts of interest of management and the Board. Such information may illuminate the motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s shareholders.

86.    The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

COUNT I

For Violations of Section 14(e) of the Exchange Act

Against All Defendants

87.    Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

88.    Section 14(e) of the Exchange Act states, in relevant part:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

89.    During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(e) of the Exchange Act.

90.    Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(e) of the Exchange Act. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

91.    The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

92.    Defendants acted knowingly or with deliberate recklessness in filing or causing the filing of the materially false and misleading Solicitation Statement.

93.    By reason of the foregoing, Defendants violated Section 14(e) of the Exchange Act.

94.    Because of the false and misleading statements in the Solicitation Statement, Plaintiff is threatened with irreparable harm.

COUNT II

For Violations of Section 14(d)(4) of the Exchange Act and Rule 14d-9 Promulgated Thereunder

Against All Defendants

95.    Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

96.    Defendants caused the Solicitation Statement to be issued with the intent to solicit shareholder support for the Proposed Transaction.

97.    Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) states, in relevant part:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

98.    SEC Rule 14d-9(d), adopted to implement Section 14(d)(4) of the Exchange Act, states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

99.    In accordance with SEC Rule 14d-9, Item 8 of Schedule 14D-9 requires that a company:

Furnish such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

100.    During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9.

101.    Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

102.    Defendants acted knowingly or with deliberate recklessness in filing the materially false and misleading Solicitation Statement which omitted material information.

103.    The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

COUNT III

Violations of Section 20(a) of the Exchange Act

Against the Individual Defendants

104.    Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

105.    The Individual Defendants acted as control persons of the Company within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their senior positions as officers and/or directors of the Company and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the false and misleading Solicitation Statement.

106.    Each of the Individual Defendants was provided with or had unlimited access to copies of the Solicitation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Solicitation Statement, and to correct promptly any public statements issued by the Company which were or had become materially false or misleading.

107.    In particular, each of the Individual Defendants had direct and supervisory involvement in the operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Individual Defendants were provided with or had unlimited access to copies of the Solicitation Statement and had the ability to prevent the issuance of the statements or to cause the statements to be corrected. The Solicitation Statement at issue contains the recommendation of certain Individual Defendants to tender their shares pursuant to the Proposed Transaction. Thus, the Individual Defendants were directly involved in the making of the Solicitation Statement.

108.    In addition, as the Solicitation Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Proposed Transaction. The Solicitation Statement purports to describe the various issues and information that they reviewed and considered—descriptions which had input from the Individual Defendants.

109.    By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

110.    As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e), 14(d)(4), and Rule 14d-9 promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ conduct, the Company’s shareholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.    Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and the tender offer in connection with the Proposed Transaction, unless and until Defendants disclose and disseminate the material information identified above to the Company’s shareholders;

B.    In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding Plaintiff rescissory damages;

C.    Declaring that Defendants violated Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder;

D.    Awarding Plaintiff reasonable costs and expenses incurred in this action, including counsel fees and expenses and expert fees; and

E.    Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: October 2, 2020	Respectfully submitted,

HALPER SADEH LLP

	By:	/s/ Daniel Sadeh
Daniel Sadeh, Esq. Zachary Halper, Esq. (to be admitted pro hac vice) 667 Madison Avenue, 5th Floor New York, NY 10065

Telephone: (212) 763-0060 Facsimile: (646) 776-2600 Email: sadeh@halpersadeh.com zhalper@halpersadeh.com Counsel for Plaintiff